UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AMERICAN LORAIN CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

027297100
(CUSIP Number)

Si Chen
Beihuan Road
Junan County
Shandong, China 276600
(+86) 539-7318818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire Sanders (US) LLP
Suite 1207, 12th Floor
Shanghai Kerry Centre
1515 Nanjing Road West
Shanghai, China 200040
Attention: James Hsu
Telephone: +86.21.6103.6360

November 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027297100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Si Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,050,785 shares of common stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,050,785 shares of common stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,050,785 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

Introduction

This Amendment No. 3 (this "Amendment") relates to the Schedule 13D filed on September 24, 2007, as amended on January 6, 2009, and October 15, 2012 (the "Schedule 13D"), by Mr. Si Chen (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of American Lorain Corporation (the "Company").

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by striking the final paragraph and adding the following at the end thereof.

Pursuant to a letter agreement, dated November 15, 2012, the Reporting Person has pledged, effective November 21, 2012, an additional 5,480,492 shares of Common Stock to DEG under the Pledge Agreement in order to secure the obligations of the Borrower under the Loan Agreement. DEG, by letter agreement, acknowledged and confirmed the pledge and delivery of the additional shares of Common Stock from the Reporting Person on November 14, 2012. The total number of shares pledged under the Pledge Agreement (the "Pledged Shares") is now 10,794,066 shares of Common Stock. For so long as no event of default under the Loan Agreement has occurred, the Reporting Person continues to retain all voting rights with respect to the Pledged Shares.

To the knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Letter Agreement
Exhibit 99.2	Power of Attorney (incorporated by reference from Exhibit 99.5 to Amendment No. 2 to Schedule 13D filed by the Reporting Person on October 15, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012

/s/ Si Chen
Name: Si Chen